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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68647

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lloyds Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1095 Avenue of the Americas
(No. and Street)

New York (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Glynn 212-751-4422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers,LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ross Houghton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lloyds Securities Inc., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions.

Signature

Chief Financial Officer and Principal Financial Officer

Title

Notary Public

DEBORAH WILSON
Notary Public, State Of New York
No. 01WI6217657
Qualified In Kings County
Commission Expires Feb 16 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lloyds Securities Inc.

Statement of Financial Condition

December 31, 2018

Lloyds Securities Inc.
Index
December 31, 2018

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Lloyds Securities Inc.:

Opinion on the Financial Statement – The Statement of Financial Condition

We have audited the accompanying statement of financial condition of Lloyds Securities Inc. (the "Company") as of December 31, 2018, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 1, 2019

We have served as the Company's auditor since 2011.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Lloyds Securities Inc.
Statement of Financial Condition
December 31, 2018

Assets	
Cash and cash equivalents	$ 69,756,414
Securities owned, at fair market value	49,929,000
Fees receivable from contracts with customers	8,810,597
Receivable from affiliates	2,656,161
Receivable and deposit from clearing broker	1,258,960
Deferred tax assets	1,182,491
Other assets	1,883,968
Total assets	135,477,591
Liabilities and Stockholder's Equity	
Liabilities	
Accrued expenses and other liabilities	5,354,836
Total liabilities	5,354,836
Commitments and contingencies (Note 7)	
Subordinated borrowing	50,000,000
Stockholder's equity	
Common stock - $0.01 par value, 1,000 shares authorized, 10 shares issued and outstanding	-
Additional paid-in-capital	70,000,000
Retained earnings	10,122,755
Total stockholder's equity	80,122,755
Total liabilities and stockholder's equity	$ 135,477,591

The accompanying notes are an integral part of this Statement of Financial Condition.

1. Organization and Description of the Business

Lloyds Securities Inc. (the "Company"), a Delaware corporation incorporated on March 11, 2010, is wholly owned by Lloyds America Securities Corporation, (the "Parent"). The ultimate parent of the Company is Lloyds Banking Group plc, a company incorporated in the United Kingdom. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's business activities include investment banking and institutional sales with respect to U.S. and foreign debt securities. The Company clears its U.S. transactions through a third-party clearing broker. International transactions are cleared through its affiliate.

2. Significant Accounting Policies

Basis of Presentation

The Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The U.S. dollar is the functional currency of the Company. In the opinion of management, all adjustments necessary to present fairly the financial position at December 31, 2018 have been made.

Cash and Cash Equivalents

The Company defines cash equivalents as short-term interest bearing investments with maturities at the time of purchase of three months or less, that are not held for sale in the ordinary course of business.

Fair Value of Financial Instruments

The Company categorizes the financial instruments carried at fair value on its Statement of Financial Condition based on a three-level hierarchy. This hierarchy gives the highest priority to quoted prices in active markets for identical financial instruments (Level 1) and the lowest priority to unobservable valuation inputs (Level 3). If the inputs used to measure a financial instrument cross different levels of the hierarchy, categorization is based on the lowest level input that is significant to the fair value measurement. Refer to Note 9 for details of valuation techniques and significant inputs to valuation models.

Fees receivable from contracts with customers

Fees receivable from contracts with customers primarily includes amounts arising from debt security offerings in which the Company acts as an underwriter.

Principal Transactions

All securities transactions are recorded on trade date.

Income Taxes

A current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year. A deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and tax loss carryforwards. The measurement of current and deferred tax liabilities and assets is based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

Valuation allowances are established for deferred tax assets when it is deemed more likely than not that such assets will not be realized.

The Company is a member of a federal consolidated tax return filed with the Parent company, and it is also a member of a combined group in filing various state and local income tax returns. The separate return method is used by the Company to compute its current and deferred tax items reported in the financial statements. Under this method, the Company is assumed to file separate income tax returns in all jurisdictions, and thereby paying the applicable taxes to or receiving the appropriate refunds from its parent where applicable. Any amounts due to or due from its parents are reported as inter-company payable or receivable.

Uncertain tax positions, if any, are evaluated in accordance with ASC 740-10-25, "Accounting for Uncertainty in Income Taxes", which prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns. The Company would recognize interest and penalties related to unrecognized tax benefits in accrued expenses and other liabilities in the Statement of Financial Condition.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company is engaged in various trading, brokerage and underwriting activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default is affected by the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. As of December 31, 2018, two uninsured short-term interest bearing Certificates of Deposit represented 72% of the Company's cash and cash equivalents and two financial institutions represented 50% of the Company's fees receivable from contracts with customers balance. As of December 31, 2018 Management does not believe there is a significant risk of nonperformance with respect to such deposits and receivable balance.

Recently Adopted Accounting Guidance

Recognition of Revenue from Contracts with Customers (ASC 606). In May 2014, the FASB issued ASU No. 2014-09. The new guidance is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer

at an amount that reflects the consideration it expects to receive in exchange for those goods or services. It also provides guidance on accounting for certain contract costs and requires additional disclosures. Under the standard, revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services.

The Company adopted ASU 2014-09, as amended, in January 2018 under a modified retrospective approach (i.e., applied prospectively effective January 1, 2018 without revising prior periods). The new standard had no impact on the Company's opening retained earnings.

3. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital.

The Company has elected, and was approved by FINRA, to use the alternative method, permitted by Rule 15c3-1, which requires that the Company maintains minimum net capital, as defined by the SEC and FINRA. At December 31, 2018, the Company had net capital of $115,509,977 which was $115,259,977 in excess of the required net capital of $250,000.

The Company operates as an introducing broker by clearing all transactions with and for customers through its foreign affiliate or its U.S. clearing broker and claims exemption from SEC Rule 15c3-3 under sections (k)(2)(i) and (2)(ii).

4. Other Assets and Accrued Expenses and Other Liabilities

The Company's other assets are comprised of the following:

Prepaid federal and state taxes	$ 966,120
Arrangement fee on subordinated borrowing	431,778
Interest receivable	335,826
Prepaid expenses and other assets	150,244
Total	$ 1,883,968

The Company's accrued expenses and other liabilities are comprised of the following:

Accrued compensation	$ 3,176,382
Payable to affiliates	1,478,383
Accrued other expenses	700,071
Total	$ 5,354,836

5. Income Taxes

The Company files a U.S. federal tax return that is filed on a consolidated basis with the Parent. Any federal tax receivable and payable among the members in the federal consolidated group, are settled through a tax sharing agreement. The Company is a member of a combined group in filing various state and local income tax returns, where Lloyds Bank plc is the designated filing agent.

Any taxes receivable and payable among members in the combined group, are settled through a tax sharing agreement.

The components of the deferred tax assets and liabilities as of December 31, 2018, are as follows:

Deferred tax assets	
Start-up costs	$ 335,643
Deferred compensation	846,848
Total deferred tax assets	1,182,491
Deferred tax liabilities	-
Net deferred tax assets	$ 1,182,491

Management has evaluated the realizability of the deferred tax assets and has concluded that it is more likely than not that the deferred tax assets will be realized. No valuation allowance has been recorded at December 31, 2018.

As of December 31, 2018, the Company has concluded that there are no material uncertain tax positions. Additionally, it is the belief of management that the total amount of uncertain tax positions, if any, will not materially change over the next 12 months.

The Federal income tax returns for 2015, 2016 and 2017, and the state and local income tax returns for 2015, 2016 and 2017 are open for examination by the tax authorities. There are no interest or penalties recorded at December 31, 2018.

6. Employee Benefit Plans

As of December 31, 2018, the Company had a total of $958,868 of additional liabilities to be accrued over an average of 3 years associated with the compensation deferral program and the share-based compensation.

401(K) Plan
The Company participates in a defined contribution 401(k) plan ("the Plan") sponsored by Lloyds Bank plc in which substantially all employees are eligible to participate. Under the terms of the Plan, the Company is required to make contributions to the Plan equal to 100% of the contributions made by each Company participant, up to certain limits.

Compensation Deferral Program
The Company's ultimate parent, Lloyds Banking Group plc, implemented a cash bonus deferral program in March 2010. Under the Company's compensation deferral program, a portion of the employees' estimated compensation over a certain threshold amount is deferred and is expected to vest over an average of 3 years. An individual with a deferral must be an employee of the Company on vesting date to receive payment.

Share-Based Compensation
The Company's ultimate parent, Lloyds Banking Group plc, provides share-based compensation to senior employees through a number of schemes; these are all in relation to shares in the Company's ultimate parent. The awards are made on the basis that the shares and options will be released or exercised subject to the rules of the plans and to the extent

that the respective performance objectives and conditions are satisfied. The value of the employee services received in exchange for equity instruments granted under these plans is recognized as an expense over the vesting period of the instruments, with a corresponding increase in the Company's liability to the Company's ultimate parent.

7. Commitments and Contingencies

Financial Instruments With Off-Balance Sheet Risk

In the normal course of business, the Company is involved in the execution ànd settlement of various securities transactions. The Company introduces all of its customer domestic transactions, which are not reflected in these financial statements, to a clearing broker, who clears such transactions on a "fully disclosed" basis. Pursuant to the terms of the agreement with the clearing broker, the clearing broker may charge the Company for counterparty nonperformance. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2018, the Company has recorded no liabilities with regard to the right, as it does not currently expect the final outcome of any such matter to have a material adverse effect on its financial position.

Firm underwriting commitments

In the normal course of business, the Company enters into firm commitments for debt securities underwriting which occurs immediately prior to the offering. No transactions related to such underwriting commitments were open at December 31, 2018.

Litigation

The Company may be named as defendant in legal actions, such as lawsuits and arbitrations seeking compensatory and other damages. Reserves for legal actions are established as appropriate for potential losses that are both probable and reasonably estimable. As of December 31, 2018, management is aware of no such actions that would be reasonably expected to have a material effect on the Company's financial statements.

8. Related Party Transactions

The Company is wholly owned by the Parent. The ultimate parent of the Company is Lloyds Banking Group plc, a company incorporated in the United Kingdom.

The Company enters into certain transactions and service arrangements with its affiliates, some of which are subject to service level agreements. All of these affiliates are beneficially owned by the ultimate parent, Lloyds Banking Group plc.

In June 2018, the previously issued subordinated agreement with Lloyds Bank plc for a $100,000,000 committed revolving credit facility was cancelled and replaced by a subordinated agreement with Lloyds Bank Corporate Markets plc (LBCM) for a $100,000,000 committed revolving credit facility with a maturity date of June 15, 2022. The commitment fee is 170 basis points and when drawn, interest is LIBOR plus 220 basis points and an arrangement fee of $500,000. There were $150,000,000 in borrowings which were repaid during the year ended

December 31, 2018. In December 2018, the $100,000,000 committed revolving credit facility with LBCM was cancelled and replaced by a $130,000,000 subordinated agreement with LBCM with a maturity date of June 15, 2022. Approvals were obtained from FINRA effective December 12, 2018. The commitment fee is 170 basis points and when drawn, interest is LIBOR plus 220 basis points and an amendment fee of $30,000. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. There was one $50,000,000 borrowing during the year ended December 31, 2018 and outstanding as of December 31, 2018.

In September 2018, the company entered into a $150,000,000 temporary subordinated agreement with LBCM with a maturity date of November 9, 2018. The interest is LIBOR plus 220 basis points and an arrangement fee of $150,000. The $150,000,000 was repaid during the year ended December 31, 2018.

The Company's outstanding borrowing under the committed revolving credit facility at December 31, 2018 was $50,000,000 and carried a variable interest rate of 4.98%. Interest expense is included in interest expense on the Statement of Income, commitment fee is included under other expenses on the Statement of Income and accrued interest and commitment fee payable to LBCM, pursuant to the committed revolving credit facility, were included in accrued expenses and other liabilities on the statement of financial condition and were immaterial as of December 31, 2018.

The previously uncommitted lines of credit from Lloyds Bank plc to support general corporate purposes were replaced by uncommitted lines of credit from LBCM. LBCM has discretion as to whether or not to make a loan under the line of credit and is required to approve the funded amount and terms prior to funding. There were no borrowings during the year ended December 31, 2018 or as of December 31, 2018.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2018:

Assets	
Receivable from affiliates	$ 2,656,161
Other assets	434,975
Total assets	3,091,136
Liabilities	
State and local income tax payable to affiliates	837,475
Payable to affiliates	640,908
Subordinated borrowing	50,000,000
Total liabilities	$ 51,478,383

9. Fair Value of Financial Instruments

The Company categorizes the financial instruments carried at fair value based on a three-level hierarchy.

The fair value hierarchy can be summarized as follows:

Level 1 Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in active markets, valuation of these products does not entail a significant degree of judgment.

Level 2 Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable either directly or indirectly.

Level 3 Valuations based on inputs that are unobservable and significant to the overall fair value measurement. During the year ended December 31, 2018 and as of December 31, 2018, the Company did not hold any financial instruments that met the definition of Level 3.

The following table summarizes by level the fair value hierarchy assets for cash and cash equivalents and securities owned, at fair market value as of December 31, 2018.

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents				
Certificates of Deposit	$ -	$ 50,001,250	$ -	$ 50,001,250
Securities owned, at fair market value				
U.S. Government Treasury Bill	24,928,500	-	-	24,928,500
Certificate of Deposit	$ -	25,000,500	-	25,000,500
Total	$ 24,928,500	$ 75,001,750	$ -	$ 99,930,250

The above assets mature at various dates, ranging from January 2019 to February 2019.

ASC 825, Financial Instruments, requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the Statement of Financial Condition. Management estimates that the fair value of the financial instruments recognized on the Statement of Financial Condition (including receivables, payables, accrued expenses and a subordinated borrowing) approximates the carrying value because of the short maturity of the instruments, or bear market interest rates.

10. Subsequent Events

The Company has evaluated subsequent events occurring after the Statement of Financial Condition date December 31, 2018, through March 1, 2019. Based on this evaluation, the Company has determined that no subsequent events have occurred which would require disclosure or adjustment to the financial statements.